As filed with the U.S. Securities and Exchange Commission on November 13, 2006
Registration No. 333-[__________]

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

ANSWERS CORPORATION
(Exact Name of Registrant as Specified in Its charter)

Delaware	98-0202855
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

Jerusalem Technology Park
The Tower
Jerusalem Israel 91481
+972-2-64-95000
(Address, including Zip Code, and Telephone Number, Including Area Code of Principal Executive Offices)

Answers Corporation 2005 Incentive Compensation Plan
(Full Title of the Plan)

Robert S. Rosenschein
Chief Executive Officer, President, and Chairman of the Board
Jerusalem Technology Park
The Tower
Jerusalem Israel 91481
+972-2-64-95000
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:
Jeffrey J. Fessler, Esq.
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas, 21st Floor
New York, New York 10018
Tel: (212) 930-9700
Fax: (212) 930-9725

CALCULATION OF REGISTRATION FEE
Title of Each Class Of Securities To Be Registered	Amount To Be Registered (1)		Proposed Maximum Offering Price Per Security		Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee
Common Stock, par value $0.001 per share	396,650	(2)	$13.175	(3(i))	$5,225,863.75	$559.20
Common Stock, par value $0.001 per share	703,350	(4)	$12.45	(3(ii))	$8,756,707.75	$937.00

Total:	1,100,000				$13,982,571.50	$1,496.20

(1)
Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement shall also cover any additional shares of common stock that shall become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction.

(2)	Represents shares of common stock reserved for issuance and available for grant under our 2005 Incentive Compensation Plan.

(3)
The Proposed Maximum Offering Price Per Share is calculated in accordance with Rule 457(h) of the Securities Act, based upon: (i) the average of the high and low prices of our common stock on November 10, 2006, being $13.175 per common share, with respect to the 396,650 common shares that have been reserved for issuance pursuant to awards that may be granted under our 2005 Incentive Compensation Plan and that are registered pursuant to this registration statement and (ii) the average exercise price of $12.45 per common share of outstanding options to purchase 703,350 common shares that have been issued to date pursuant to our 2005 Incentive Compensation Plan.

(4)	Represents shares of common stock reserved for issuance and granted under our 2005 Incentive Compensation Plan.

i

PART I

INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

This Registration Statement relates to two separate prospectuses.

Section 10(a) Prospectus: Items 1 and 2, from this page, and the documents incorporated by reference pursuant to Part II, Item 3 of this prospectus, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act of 1933, as amended (the "Securities Act").

Reoffer Prospectus: The material that follows Item 2, beginning on Page P-1 through P-29, up to but not including Part II of this Registration Statement, beginning on Page II-1, of which the reoffer prospectus is a part, constitutes a "reoffer prospectus," prepared in accordance with the requirements of Part I of Form S-3 under the Securities Act. Pursuant to Instruction C of Form S-8, the reoffer prospectus may be used for reoffers or resales of common shares which are deemed to be "control securities" or "restricted securities" under the Securities Act that have been acquired by the selling shareholders named in the reoffer prospectus.

Item 1. Plan Information.

The documents containing the information specified in Item 1 will be sent or given to participants in the Answers Corporation 2005 Incentive Compensation Plan as specified by Rule 428(b)(1) of the Securities Act. Such documents are not required to be and are not filed with the Securities and Exchange Commission (the "SEC") either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

Item 2. Registrant Information and Employee Plan Annual Information.

Upon written or oral request, any of the documents incorporated by reference in Item 3 of Part II of this Registration Statement (which documents are incorporated by reference in this Section 10(a) Prospectus), other documents required to be delivered to eligible employees, non-employee directors and consultants, pursuant to Rule 428(b) are available without charge by contacting:

Robert S. Rosenschein
Chief Executive Officer, President, and Chairman of the Board
Jerusalem Technology Park
The Tower
Jerusalem Israel 91481
+972-2-64-95000

ii

REOFFER PROSPECTUS

Answers Corporation
293,050 Shares
Common Stock
Answers Corporation 2005 Incentive Compensation Plan

This Prospectus relates to the reoffer and resale of up to 293,050 shares of our common stock by certain selling stockholders who may be deemed to be our affiliates (the “Selling Stockholders”). These shares (the “Shares”) have been or may in the future be acquired by the Selling Stockholders upon the exercise of stock options, rights or other awards which have been granted under the Answers Corporation 2005 Incentive Compensation Plan (the “2005 Plan”). If and when such options, rights or other awards are granted to persons required to use this Prospectus to reoffer and resell the Shares underlying such options, rights or other awards we will distribute a prospectus supplement. The Shares are being reoffered and resold for the account of the Selling Stockholders and we will not receive any of the proceeds from the resale of the Shares.

The Selling Stockholders have advised us that the resale of their Shares may be effected from time to time in one or more transactions on the Nasdaq Global Market, in negotiated transactions, through the writing of options on the Shares, or a combination of such methods of sale at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the holders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and participating brokers and dealers may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any profit on the sale of Shares by those Selling Stockholders and any commissions or discounts received by those brokers or dealers may be deemed to be underwriting compensation under the Securities Act. See “Plan of Distribution.”

All expenses of the registration of securities covered by this Prospectus are to be borne by Answers, except that the Selling Stockholders will pay underwriting discounts, selling commissions, and fees and the expenses, if any, of counsel or other advisers to the Selling Stockholders.

Our common stock is traded on the Nasdaq Global Market under the symbol “ANSW.” On November 10, 2006, the closing price for our common stock, as reported by the Nasdaq Global Market, was $12.70.

Our principal executive offices are located at Jerusalem Technology Park, The Tower, Jerusalem, Israel, 91481 and our telephone number there is +972-2-649-5000.

The common stock offered hereby involves a high degree of risk. You should not invest in our company unless you can afford to lose your entire investment. See “Risk Factors” beginning on page 4 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is November 13, 2006

iii

You may only rely on the information contained in this Prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made in connection with this Prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this Prospectus or that the information contained by reference to this Prospectus is correct as of any time after its date.

SUMMARY

This summary highlights information contained elsewhere in this Prospectus. You should read the entire Prospectus carefully, including, the section entitled "Risk Factors" before deciding to invest in our common stock. Answers Corporation is referred to throughout this Prospectus as "Answers," "we" or "us."

Answers.com

We own, operate and provide an online answer-based information-retrieval service that offers Internet users conveniently formatted snapshot, multi-faceted definitions and explanations, integrated into a single consolidated browser view. Our flagship site, Answers.comTM, is a leading aggregator of information and reference content, on almost 4 million topics, covering general reference, business, arts and culture, legal, medical, science and technology, people, places, music and many others. Our topic library contains more than 100 reference titles from brand-name publishers. Additionally, we offer 1-Click AnswersTM - a software tool that facilitates more efficient access to Answers.com by allowing users working in almost any application such as e-mail, spreadsheet or word processing to click on a word or phrase within a document and access Answers.com’s online library via an instant, pop-up AnswerTipTM.

In January 2005, we launched Answers.com. The launch of the Website represented our migration to a new ad-based revenue model, as opposed to our previous subscription-based model. Prior to January 2005, we sold subscriptions to our answer engine product, GuruNet. Prior to December 2003, we sold lifetime subscriptions to GuruNet, generally for $40. In December 2003, we decided to alter our pricing model and moved to an annual subscription model, generally, $30 per year. A desire to grow revenues led to our current implementation, in January 2005, of a free-to-customer product, Answers.com and 1-Click Answers software. Since the January 2005 launch, we have ceased offering new subscriptions to GuruNet.

Answers.com Traffic and Monetization

Our revenue is primarily driven by the query traffic generated by Answers.com and our ability to effectively monetize that traffic. Our current traffic is primarily based on: (i) Search engines (currently the vast majority of which is provided by Google), meaning, when our pages rank very high in the search engines’ algorithmic systems, Answers.com results are more likely to be accessed by users; (ii) Google’s definition link : our informal, non-contractual relationship, in which Google links to our pages for definitions; and (iii) Answers.com direct users : users visiting our site directly or via “1-Click Answers”. Our primary revenue model for Answers.com traffic is based on advertising. Most of our ad revenue is earned from performance-based ads, whereby we earn revenue based on number of clicks associated with such ads (e.g., sponsored links), and paid-per-impression advertising, whereby revenues are derived from the display of ads (e.g., graphic ads). Through the date of this Prospectus, it has generally been our practice not to contract directly with advertisers, but rather, to obtain advertisements through the efforts of third parties that contract with advertisers seeking to advertise in their network of web sites, including our web site. We refer to such third parties as “Monetization Partners”. Monetization Partners generally compensate us by paying Answers a portion of the revenue they earn from advertisers for our provision of promotional space on our web site. We recently hired a vice president who has been tasked with developing direct ad sales capabilities within our organization. Therefore, we expect that commencing Q4 2006, and more so in Q1 2007 and onward, direct ad sales will become a more significant part of our ad sales strategy.

The more users to whom we deliver answer-based search services results, the more revenues we can potentially earn. Thus, we approach third-party sites and incentivize them for traffic they send to Answers.com or co-branded sub-domains of Answers.com. The fees we pay to such partners are calculated based upon a percentage of the revenue we earn from such traffic.

Licensing of Answers Services

We also earn revenues from partners that pay us for providing them with our answer-based services that they then use in their own products, via co-branded web pages. These arrangements are based on various formulas, including a percentage of the revenues they earn by delivering our services to their users, fees based on the number of user queries and fixed periodic fees.

Content Displayed on Answers.com

Answers.com’s collection of nearly four million answers is drawn from over one-hundred reference titles, many from brand-name publishers, as well as original content created by Answers.com’s own editorial team. Among the titles we currently license from third-party sources, are:

•	AccuWeather

•	All Media Guide

•	The American Heritage Dictionary (Fourth Edition); from Houghton Mifflin

•	CIA World Factbook 2005, prepared by the Central Intelligence Agency

•	Columbia University Electronic Encyclopedia (Sixth Edition)

•	Computer Desktop Encyclopedia

•	Gale Encyclopedia of Cancer

•	The History of Science and Technology, from Houghton Mifflin

•	MarketWatch, Inc. (from Dow Jones)

•	Taylor's Dictionary for Gardeners, from Houghton Mifflin

•	West’s Encyclopedia of American Law (First Edition); and

•	Wikipedia

By attributing the data source of each piece of our information on each web page, we enable our users to make an independent evaluation as to the credibility of our data.

Corporate Information

We were incorporated as a Texas corporation in December 1998 and reorganized as a Delaware corporation in April 1999. In January 2004, we changed our name from Atomica Corporation to GuruNet Corporation. On October 17, 2005, we changed our name from GuruNet Corporation to Answers Corporation. Our principal executive office is located at Jerusalem Technology Park, The Tower, Jerusalem 91481, Israel, and our telephone number is +972-2-649-5000. Our U.S. office is located at 237 West 35th Street, Suite 1101, New York, NY 10001, telephone: 646-502-4777. Our executive officer in charge of investor relations is a resident of the U.S. office. Our corporate Website is located at http://www.answers.com and our investor relations section of such website can be found at http://ir.answers.com. Information contained in our Website shall not be deemed to be a part of this Prospectus.

This Offering

Shares of common stock outstanding prior to this offering	7,784,946 (1)

Shares of common stock issuable upon exercise of outstanding options which may be offered pursuant to this Prospectus	293,050

Use of proceeds
We will not receive any proceeds from the sale of the shares of common stock offered in this Prospectus. We will receive proceeds to the extent that currently outstanding options are exercised for cash. We will use the exercise proceeds, if any, for working capital and general corporate purposes.

Risk Factors	The purchase of our common stock involves a high degree of risk. You should carefully review and consider "Risk Factors" beginning on page 4.

NASDAQ Trading Symbol	ANSW

(1) As of November 9, 2006.

RISK FACTORS

An investment in our shares involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described in this Prospectus. If any of the risks discussed in this Prospectus actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the price of our shares could decline significantly and you may lose all or a part of your investment. Our forward-looking statements in this Prospectus are subject to the following risks and uncertainties. Our actual results could differ materially from those anticipated by our forward-looking statements as a result of the risk factors below. See "Forward-Looking Statements." Note that the risks and uncertainties described below are not the only ones facing us.

RISKS RELATED TO OUR BUSINESS

Our current business model, based on increasing visitor traffic to our Website, and monetizing such traffic, through sponsored links and paid advertisements, was initiated in the beginning of January 2005 and is still in a relatively early stage. Our limited experience executing on our new business model and the relatively short history of metrics available to us, make it difficult to evaluate our future prospects and the risk of success or failure of our business.

Implementation of our current business model, announced on January 3, 2005, is in a relatively early stage. Under the new model, introduced nearly two years ago, we are focused on increasing our visitor traffic and monetizing such traffic by utilizing sponsored links and advertisements to generate revenues. This model is still based on limited operating history on which to evaluate potential for future success. Additionally, at the present we have limited experience in growing our traffic and effectively monetizing Answers.com. The combination of the foregoing factors makes it difficult to evaluate the potential for success or failure of our business.

We have experienced significant and continuing net losses since our inception. If such losses continue, the value of your entire investment could decline significantly.

We incurred net losses of $6,013,502, and $6,590,519 for the years ended December 31, 2005 and 2004, respectively. As of December 31, 2005, we had an accumulated deficit of $46,609,619. We cannot assure you that we will be able to achieve net income on a quarterly or annual basis. If our revenues do not increase, or if our operating expenses exceed expectations or cannot be reduced, we will continue to suffer substantial losses which could have an adverse effect on our business and adversely affect your investment in our company .

If search engines were to alter their algorithms or methods or otherwise restrict the flow of users visiting our Website, our financial results would suffer.

Search engines serve as origination Websites for end-users in search of information. Our topic pages, which are rich in content, often appear as one of the top links on the pages returned by search engines in response to users’ search queries and are subsequently accessed by Internet users. As a result, we rely heavily on search engines for a substantial portion of the users visiting our Website. According to our unaudited internal statistical tools, our traffic originating from search engines (excluding Google-directed “definition link traffic” discussed immediately below) during recent months approximated between 50% - 60% of our Website’s overall traffic. Further, the vast majority of our search engine sourced traffic emanates from Google. Search engines may, at any time, decide to change the algorithms responsible for directing search queries to the web pages that are most likely to contain the information being sought by Internet users. Further, search engines could restrict the flow of users visiting our Website. A change in the algorithms used by search engines to identify web pages towards which traffic will ultimately be directed or a decision to otherwise restrict the flow of users visiting our Website, for any reason whatsoever, could cause a significant decrease in traffic and revenues which would in turn adversely affect our financial condition.

If Google, Inc. decides to discontinue directing user traffic to Answers.com through its “definition link”, we will lose a significant portion of our traffic, which would result in a reduction in our advertising revenues and adversely affect our financial condition.

A significant percentage of our direct query traffic is directed to Answers.com by the “definition link” appearing on Google’s Website result pages. This arrangement is not based on a contractual relationship and can be discontinued by Google at its sole discretion, at any given time. Further, as a result of this arrangement, we obtain a significant amount of secondary traffic (i.e. users who visit our site via the “definition link” and perform additional searches on Answers.com.) According to our internal unaudited statistical tools, the primary and secondary traffic from the Google definition link amounted to approximately 30% of our overall traffic over the course of the last several months. If Google ceases to direct traffic to Answers.com through its “definition link”, we will experience a significant reduction in our advertising revenues, which would adversely affect our financial condition.

If our Google Services Agreement, or GSA, is terminated by Google, for any reason, with little or no advance notice, we would be forced to immediately seek an alternative provider of listings and advertisements, in which case we would be susceptible to a certain transition period during which we may experience a material reduction in our advertising revenues and, in turn, an adverse effect on our financial condition.

Our business is depended to a certain extent on the GSA pursuant to which we obtain most of the advertisements displayed on our Website and earn most of our ad revenues. Google is afforded the right to terminate the GSA with no advance notice with respect to breaches of specific provisions of the GSA such as a

•
breach of certain prohibited actions by us including, among other things, (i) editing or modifying the order of search results, (ii) redirecting end users, producing or distributing any software which prevents the display of ads by Google, (iii) modifying or adapting or otherwise attempting to source code from Google technology, content, software and documentation or (iv) engaging in any action or practice that reflects poorly on Google or otherwise disparages or devalues Google’s reputation or goodwill;

•	a breach of the grant of a license to us by Google of certain trade names, trademarks, service marks, logos, domain names and other distinctive brand features of Google;

•	a breach of the confidentiality provisions of the GSA;

•	a breach of the exclusivity provisions of the GSA; or

•	a material breach of the GSA more than two times irrespective of any cure to such breaches,

While there are many companies in the market that provide Internet ad services similar to those provided by Google, and we do not believe that our ad revenue strategy is dependent on any one such provider, Google’s early termination of the GSA would translate into an immediate need to replace the GSA and obtain listings and advertisements from alternative providers. If we fail to quickly locate, negotiate and finalize alternative advertising arrangements, with terms as favorable as those provided for by the GSA, we may experience a material reduction in our advertising revenues and, in turn, an adverse affect on our financial condition.

If we are unable to retain current Internet users or attract new Internet users, our ability to generate revenues will be adversely impacted, which would adversely affect our financial condition.

In addition to search engine sourced traffic, and traffic directed by the Google definition link, a significant portion of our traffic originates from Internet users arriving at our Website directly , by typing www.answers.com into their web browser. Given the wide availability of free search engines and reference sites, we may not be able to retain current Internet users or attract additional Internet users in this direct fashion. If we are unable to retain such direct Internet users or attract new direct Internet users, our ability to generate revenues will be adversely impacted, which would adversely affect our financial condition.

If we do not continue to innovate, develop and provide content, products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on innovating, developing and providing products and services used by individuals for a high quality Internet experience. Several of our competitors continue to develop innovations in web search and online information retrieval. As a result, we must continue to invest resources in research and development in order to enhance our web search technology and introduce innovative, easy-to-use products and services. If we are unable to develop useful and innovative products and services, users may become dissatisfied and use our competitors’ products.

If our co-branding partnerships and revenue-sharing arrangements with third-party Websites and service providers are not renewed or continued, we could lose advertising revenue, which would have an adverse effect on our business.

We have entered into, and plan to further enter into additional co-branding agreements and revenue-sharing arrangements with third party partners. To date, such agreements and arrangements have not had a substantial impact on revenues. Notwithstanding, these agreements and arrangements may result in significant revenues in the future, and has provided us with third-party validation of our product offering. These agreements and arrangements may be terminated or discontinued by our co-branding partners and third-party Websites. If these agreements and arrangements impact our revenues substantially in the future, then termination of such agreements and arrangements will result in the loss of advertising revenue and may negatively affect our financial condition. Further, termination of these agreements could impact our credibility in the marketplace.

We may not be able to expand our business through acquisitions and joint ventures and, even if we are successful, our operations may be adversely affected as a result of an acquisition or joint venture.

Our business strategy includes potential growth through business combinations, acquisitions and joint ventures. Our business could be harmed if we are unable to implement this business strategy. Our ability to implement this business strategy depends in large part on our ability to compete successfully with other entities for acquisition candidates and joint venture partners. Factors affecting our ability to compete successfully in this regard include:

•	our financial condition relative to the financial condition of our competitors	•	our ability to obtain additional financing from investors

•	the attractiveness of our common stock as potential consideration for entering into these types of transactions as compared to the common stock of other entities competing for these opportunities	•	our available cash, which in turn depends upon our results of operations and the cash demands of our business

Many of the entities with which we compete for acquisition candidates and joint venture partners have greater financial resources than we do.

If, despite these factors, we are successful in entering into additional business combinations, acquisitions and joint ventures, our business, financial condition and results of operations could be materially and adversely affected if we are unable to integrate the operations of the acquired companies or joint ventures. Our ability to integrate the operations of the acquired companies or joint ventures will depend, in part, on our ability to overcome or address:

•	the difficulties of assimilating the operations and personnel of the acquired companies and the potential disruption of our ongoing business	•	the need to incorporate successfully the acquired or shared technology or content and rights into our products and services

•	the difficulties of establishing a new joint venture, including the need to attract and retain qualified personnel and the need to attract customers and advertisers	•	the potential impairment of relationships with employees and customers as a result of any integration of new management personnel or reduction of personnel

•	the difficulties of maintaining uniform standards, controls, procedures and policies

In addition, completing acquisitions could require use of a significant amount of our available cash. Furthermore, we may have to issue equity or equity-linked securities to pay for future acquisitions, and any of these issuances could be dilutive to existing and future stockholders. Acquisitions and investments may also have negative effects on our reported results of operations due to acquisition-related charges, amortization of acquired technology and other intangibles, and/or actual or potential liabilities, known and unknown, associated with the acquired businesses or joint ventures. Any of these acquisition-related risks or costs could adversely affect our business, financial condition and results of operations.

Our long-term financial viability may depend upon the growth and acceptance of Internet advertising as an effective alternative to traditional advertising media. If the market for Internet advertising does not continue to grow, our revenues and operating results could suffer.

Because our revenues are derived from advertisements, we compete with traditional media including television, radio and print, in addition to other Websites, for a share of advertisers’ total advertising expenditures. We may face the risk that advertisers might find Internet advertising to be less effective than traditional media at promoting their products or services and may further reduce or eliminate their expenditures on Internet advertising. Many advertisers and advertising agencies have only limited experience advertising on the Internet and have not devoted a significant portion of their advertising expenditures to Internet advertising. Acceptance of the Internet among advertisers will depend, to a large extent, on the perceived effectiveness of Internet advertising and the continued growth of commercial usage of the Internet. Filter software programs that limit or prevent advertising from being displayed on a user’s computer are available. It is unclear whether this type of software will become widely accepted, but if it does, it would negatively affect Internet-based advertising. Our business could be seriously harmed if the market for Internet advertising does not continue to grow.

Our business depends on our ability to strengthen our brand. If we are not able to enhance public awareness of our answer engine product, we will be unable to increase user traffic and will fail to attract advertisers, which will result in lost revenues.

Expanding and strengthening public awareness of our brand is critical to achieving widespread acceptance of our services and to the success of our business. Strengthening our brand may require us to make substantial investments and these investments may not be successful. We have positioned ourselves as an answer engine rather than a traditional search engine, however, in order to maintain and strengthen the brand, we must continue to develop our reference information and continue to provide quality services. If we are unable to continuously deliver quality services, our brand name will suffer.

We face risks relating to the duration of, and our dependence on, our content provider agreements. Our failure to maintain commercially acceptable content provider relationships would result in a less attractive product to users, and therefore subject us to lost revenue as a result of a loss of users and advertisers.

We are heavily dependent on license agreements with our content providers. There can be no assurance that we will be able to renew these contracts at all or on commercially acceptable terms or that our costs with respect to these contracts will not increase prohibitively following any renewal. If we are unable to contain the costs of these agreements or, if renewal is not possible, or we are unable to develop relationships with alternative providers of content or maintain and enhance our existing relationships, our product will be less attractive to Internet users, which could result in decreased advertising revenues.

Failure to provide users with quality reference information could result in a less attractive product to users, and therefore subject us to lost revenues as a result of a loss of consumers and advertisers.

The attractiveness and popularity of our Website depends heavily on our ability to offer users quality content. If we are not successful in identifying and licensing quality content comprised of reliable current information from third party content providers, the utility of our product to the user will be reduced, which could deter Internet users from using our search engine. The inability of retaining and attracting new Internet users would lead to a loss of revenues and adversely affect our business.

We are dependent upon maintaining and expanding our computer and communications systems. Failure to do so could result in interruptions and failures of our product that would make our product less attractive to consumers, and therefore subject us to lost revenue as a result of a loss of consumers and advertisers.

Our ability to provide high quality user experience depends on the efficient and uninterrupted operation of our computer and communications systems to accommodate the consumers and advertisers using our products. Our failure to maintain high capacity data transmission without system downtime and improve our network infrastructure would adversely affect our business and results of operations. We believe that our current network infrastructure is insufficient to support a significant increase in the use of our products. We have experienced periodic interruptions and failures including problems associated with users downloading our products, which we believe will continue to occur. We will need to enhance and expand our network infrastructure in order to accommodate the users and advertisers using our products.

If we were to lose the services of our key personnel, we may not be able to execute our business strategy that could result in the failure of our business.

Our future ability to execute our business plan depends upon the continued service of our executive officers and other key technology, marketing, sales and support personnel. Except for Robert S. Rosenschein, our Chief Executive Officer, our employment agreements with our officers and key employees are terminable by either party upon 30-90 days notice. If we lost the services of one or more of our key employees, or if one or more of our executive officers or employees joined a competitor or otherwise competed with us, our business may be adversely affected and our stock price may decline. In particular, the services of key members of our research and development team would be difficult to replace. We cannot assure you that we will be able to retain or replace our key personnel. We have key person life insurance in the amount of $1,000,000 for Robert Rosenschein, but not for any of our other officers.

We face risks relating to our limited use of framing third party Websites inside our GuruNet product, predecessor to Answers.com. If our framing functionality is challenged, we may be subject to litigation which could require us to either cease framing or pay the third party Website owner, either of which could decrease the value of our product to users resulting in lost revenues.

Unauthorized “framing” creates potential copyright and trademark issues as well as potential false advertising claims. Framing occurs when we bring to our Website someone else’s Website that is being viewed by an Internet user and the other Website becomes “framed” by our site. Though some lawsuits on framing have been filed against certain entities in the market, to our knowledge none so far has resulted in fully litigated opinions. There can be no assurance that our limited framing functionality used within our GuruNet product will not be challenged. In the event of a challenge, we may be required to cease this functionality, seek a license from the Website owner, pay damages or royalties or otherwise be required to change the way we connect to certain Websites. Any of these actions could have an adverse effect on our business.

The goal of our acquisition of Brainboost Technology, LLC and the intellectual property rights associated with the Brainboost Answer Engine is the integration of the Brainboost technology into our existing products and technologies. If we are not successful in this integration process and are not able to leverage the advantages that the Brainboost technology has to offer, our ability to grow our business will suffer and our opportunity for continued business growth will be adversely affected.

As a result of the Brainboost acquisition, we own the assets belonging to Brainboost Technology, LLC, the primary asset of which is comprised of the software and all other intellectual property rights associated with a functionality known as the Brainboost Answer Engine, an artificial intelligence technology targeting natural language search on the World-Wide-Web. Failure on our part to successfully integrate the Brainboost Answer Engine into our products and technologies and to take full advantage of the acquired technology’s potential could harm our ability to grow our business and adversely affect our ability to improve our service.

The Brainboost technology may not achieve broad public acceptance.

The success of Brainboost’s natural language search capabilities largely depends on the degree of public acceptance of this technology and its innovative solution to a difficult area in Internet search. The technology we acquired may not develop a broad audience. Potential new users of our products, once the Brainboost technology has been incorporated into our products and services, may view the Brainboost solution as unattractive relative to other services of competitors, in existence now or currently under development. This could harm our ability to maintain or grow our business.

Our Purchase Agreement with Brainboost Partnership contains certain price protection rights with respect to the shares of common stock issued to Brainboost Partnership, which could result in additional cash being paid to Brainboost Partnership.

As part of the Purchase Agreement with Brainboost Partnership pursuant to which we purchased the entire limited liability interests of Brainboost Technology, LLC, we agreed that in the event that the Average Closing Price of our common stock on December 1, 2006 is less than $10.2575, at our option we will either repurchase the common stock held by Brainboost Partnership and/or its partners at such date for $10.2575 per share or pay Brainboost Partnership the difference between $10.2575 per share and the Average Closing Price subject to certain conditions in the Purchase Agreement. In the event that the Average Closing Price of our common stock is substantially below $10.2575 on December 1, 2006 and Brainboost Partnership and/or its partners have not sold a substantial amount of the common stock issued to them, we may be obligated to pay Brainboost Partnership a significant amount of additional cash, which could have an adverse effect on our financial position.

RISKS RELATED TO OUR INDUSTRY

Third parties could claim that our company is infringing on their intellectual property rights, which could result in substantial costs, diversion of significant managerial resources and significant harm to the company's reputation.

The industry in which our company operates is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. We expect that Internet technologies, software products and services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies and software products in various jurisdictions that are important to our business. Additionally, third parties may assert claims of copyright infringement with respect to the content displayed on our Website. For example, a third party may claim that data displayed on our Website pursuant to a licensing arrangement with our content provider is in violation of a legitimate copyright.

A successful infringement claim against us by any third party, could subject the company to:

•	substantial liability for damages and litigation costs, including attorneys' fees;

•
lawsuits that prevent the company from further use of its intellectual property and require the company to permanently cease and desist from selling or marketing products that use such intellectual property;

•	having to license the intellectual property from a third party, which could include significant licensing and royalty fees not presently paid by us and add materially to the our costs of operations;

•
having to develop as a non-infringing alternative, new intellectual property which could delay projects and add materially to our costs of operations, or may not be accepted by our users, which, in turn, could significantly adversely affect our traffic and revenues; and

•
having to indemnify third parties who have entered into agreements with the company with respect to losses they incurred as a result of the infringement, which could include consequential and incidental damages that are material in amount.

Even if we are not found liable in a claim for intellectual property infringement, such a claim could result in substantial costs, diversion of significant resources and management attention, termination of customer contracts and the loss of customers and significant harm to the reputation of the company.

Misappropriation of our intellectual property could harm our reputation, affecting our competitive position and costing us money.

Our ability to compete with other software companies depends in part upon the strength of our proprietary rights in our technologies. We believe that our intellectual property will be critical to our success and competitive position. We rely on a combination of U.S. and foreign patents, copyrights, trademark and trade secret laws to establish and protect our proprietary rights. If we are unable to protect our intellectual property against unauthorized use by third parties, our reputation could be damaged and our competitive position adversely affected.

Attempts may be made to copy aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to prevent misappropriation of our technology or deter others from developing similar technology. Our strategy to deter misappropriation could be undermined if:

•	the proprietary nature or protection of our methodologies are not recognized in the United States or foreign countries;

•	third parties misappropriate our proprietary methodologies and such misappropriation is not detected; and

•	competitors create applications similar to ours but which do not technically infringe on our legally protected rights.

If these risks materialize, the company could be required to spend significant amounts to defend its rights and divert critical managerial resources. In addition, the company's proprietary methodologies may decline in value or its rights to them may become unenforceable. If any of the foregoing were to occur, our business could be materially adversely affected.

Government regulation and legal uncertainties may require us to incur significant expenses in complying with any new regulations.

The laws and regulations applicable to the Internet and our products are evolving and unclear and could damage our business. There are currently few laws or regulations directly applicable to access to, or commerce on, the Internet. Due to the increasing popularity and use of the Internet, it is possible that laws and regulations may be adopted, covering issues such as user privacy, pricing, taxation, content regulation, quality of products and services, and intellectual property ownership and infringement. This legislation could expose us to substantial liability as well as dampen the growth in use of the Internet, decrease the acceptance of the Internet as a communications and commercial medium, or require us to incur significant expenses in complying with any new regulations. Because the increased use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet usage have begun to experience interruptions in phone services, local telephone carriers have petitioned the FCC to regulate the Internet and to impose access fees. Increased regulation or the imposition of access fees could substantially increase the costs of communicating on the Internet, potentially decreasing the demand for our products. A number of proposals have been made at the federal, state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect us. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, copyright, defamation, obscenity and personal privacy is uncertain. We may be subject to claims that our products violate such laws. Any new legislation or regulation in the United States or abroad or the application of existing laws and regulations to the Internet could damage our business and cause our stock price to decline.

Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to regulate its transmissions or prosecute us for violations of their laws. We might unintentionally violate these laws. Such laws may be modified, or new laws may be enacted, in the future. Any such development could damage our business.

Our business is adversely affected by anything that causes our users to spend less time on their computers, including seasonal factors and national events, and events that are not in our control, such as disasters.

Anything that diverts our users from their customary level of usage of our Website, such as the events of September 11, 2001, could adversely affect our business. Further, our results of operations historically have been seasonal because many of our users reduce their activities on our Website with the onset of good weather during the summer months, and on and around national holidays. Such patterns of seasonality may become more pronounced as our Website gains acceptance by a broader base of mainstream users. Additionally, increased usage of competitor websites and social networking sites may decrease the usage volume on our Websites, which could adversely affect our financial results.

RISKS RELATED TO OUR COMMON STOCK

Our common stock may be affected by limited trading volume and may fluctuate significantly.

Our common stock is traded on the Nasdaq Global Market. There can be no assurance that an active trading market for our common stock will be sustained. Failure to maintain an active trading market for our common stock may adversely affect our shareholders' ability to sell our common stock in short time periods, or at all. Our common stock has experienced, and may experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our common stock.

There may be substantial sales of our common stock after the expiration of lock-up periods, which could cause our stock price to fall.

All of our issued and outstanding shares are immediately available for sale in the public market without registration under Rule 144. Sales of a substantial number of shares of our common stock could cause the price of our securities to fall and could impair our ability to raise capital by selling additional securities.

We could issue “ blank check ” preferred stock without stockholder approval with the effect of diluting then current stockholder interests.

Our certificate of incorporation authorizes the issuance of up to 1,000,000 shares of “blank check” preferred stock with designations, rights and preferences as determined from time to time by our board of directors. Accordingly, our board is empowered, without stockholder approval, to issue a series of preferred stock with dividend, liquidation, conversion, voting or other rights which could dilute the interest of, or impair the voting power of, our common stockholders. The issuance of a series of preferred stock could be used to discourage, delay or prevent a change in control. Although we do not presently intend to issue any shares of preferred stock, we may do so in the future.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions of our Amended and Restated Certificate of Incorporation and Bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. For example, our board of directors is divided into three classes, with one class being elected each year by our stockholders, which generally makes it more difficult for stockholders to replace a majority of directors and obtain control of our board. In addition, stockholder meetings may be called only by our board of directors, the chairman of the board and the president, advance notice is required prior to stockholder proposals and stockholders may not act by written consent. Further, we have authorized preferred stock that is undesignated, making it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Answers Corporation.

Delaware law also could make it more difficult for a third party to acquire us. Specifically, Section 203 of the Delaware General Corporation Law, to which our company is subject, may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

We are at risk of securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because Internet companies have experienced significant stock price volatility in recent years. If we faced such litigation, it could result in substantial costs and diversion of management’s attention and resources, which could adversely affect our business.

Our stock price has been and may continue to be extremely volatile.

The trading price of our common stock has been and is likely to be extremely volatile and could fluctuate in response to a variety of factors, including the following:

•	actual or anticipated variations in our quarterly operating results and expected future results;

•	changes in, or failure to meet, financial estimates by securities analysts;

•	unscheduled system downtime;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, new products or capital commitments;

•	Additions or departures of key personnel;

•	announcements of technological innovations or new services by us or our competitors;

•	initiation of or developments in litigation affecting us;

•	conditions or trends in the Internet and online commerce industries;

•	changes in the market valuations of other Internet, online commerce, or technology companies; and

•	developments in regulation.

The trading prices of Internet stocks in general, and ours in particular, have experienced extreme price and volume fluctuations in recent periods. These fluctuations can often be unrelated or disproportionate to the operating performance of these companies. Negative changes in the public’s perception of the prospects of Internet or e-commerce or technology companies have in the past and may in the future depress our stock price regardless of our results. Other broad market and industry factors may decrease the market price of our common stock, regardless of our operating performance.

RISKS RELATED TO OUR LOCATION IN ISRAEL

Conditions in Israel may limit our ability to produce and sell our product, which would lead to a decrease in revenues.

Because our principal offices and sole research and development facilities are located in Jerusalem, Israel, our operations are directly affected by economic, political and military conditions affecting Israel. Specifically, we could be adversely affected by:

•	any major hostilities involving Israel;

•	a full or partial mobilization of the reserve forces of the Israeli army;

•	the interruption or curtailment of trade between Israel and its present trading partners;

•	risks associated with the fact that a number of our employees and a key officer reside in what are commonly referred to as occupied territories; and

•	a significant downturn in the economic or financial conditions in Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Despite negotiations to effect peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain. Since October 2000, there has been a significant increase in violence, civil unrest and hostility, including armed clashes between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza Strip. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future conflict, political instability or violence in the region may have a negative effect on our business, harm our results of operations and adversely affect our share price.

Furthermore, there are a number of countries that restrict business with Israel or with Israeli companies, which may limit our ability to further our business in those countries.

We may not be able to enforce covenants not-to-compete under current Israeli law that might result in added competition for our products.

We have non-competition agreements with all of our employees, almost all of which are governed by Israeli law. These agreements prohibit our employees from competing with or working for our competitors, generally during and for up to 12 months after termination of their employment. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas and only when the employee has obtained unique value to the employer specific to that employer’s business and not just regarding the professional development of the employee.

The Israeli government tax benefits program in which we currently participate and from which we receive benefits requires us to meet several conditions. These programs or benefits may be terminated or reduced in the future, which may result in an increase in our tax liability.

Our Israeli subsidiary receives tax benefits authorized under Israeli law for capital investments that are designated as “Approved Enterprises.” To be eligible for these tax benefits, we must meet certain conditions. If we fail to meet such conditions, these tax benefits could be cancelled, and we could be required to pay increased taxes or refund the amount of tax benefits we received, together with interest and penalties. Israeli governmental authorities have indicated that the government may in the future reduce or eliminate the benefits of such programs. The termination or reduction of these programs and tax benefits could increase our Israeli tax rates, and thereby reduce our net profits or increase our net losses.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements made by us or on our behalf. We and our representatives may from time to time make written or oral statements that are "forward-looking," including statements contained in this Prospectus and other filings with the Securities and Exchange Commission, reports to our stockholders and news releases. All statements that express expectations, estimates, forecasts or projections are forward-looking statements within the meaning of the Act. In addition, other written or oral statements which constitute forward-looking statements may be made by us or on our behalf. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "projects," "forecasts," "may," "should," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in or suggested by such forward-looking statements. Among the important factors on which such statements are based are assumptions and uncertainties associated with our ability to increase the number of users visiting our Website, our ability to increase the number of partners who will generate increased traffic to our Website, our ability to improve the monetization of our products, the risk of a decision by Google, Inc. to stop directing user traffic to Answers.com through its definition link, the risk of a decision by Google, Inc., currently the provider of the vast majority of our search engine traffic, and other search engines, to change the algorithms responsible for directing search queries to the web pages that are most likely to contain the information being sought by Internet users or restrict the flow of users visiting our Website, our ability to renew current contracts with content providers on commercially acceptable terms or that our costs with respect to these contracts will not increase prohibitively following any renewal, the risks of litigation relating to our intellectual property, the risks associated with dependence upon key personnel and the need for additional financing.

USE OF PROCEEDS

We will not receive any proceeds upon the sale or other disposition of the shares of our common stock being offered through this Prospectus by the Selling Stockholders. We will, however, receive the exercise price, if any, to be paid upon the exercise of any stock options granted to the Selling Stockholders.

SELLING STOCKHOLDERS

The shares of our common stock to which this Prospectus relates may be reoffered and resold from time to time by the persons listed below as “Selling Stockholders”. The shares to be reoffered and resold by the Selling Stockholders have been or may in the future be acquired by the Selling Stockholders upon the exercise of stock options, rights or other awards which have been or may in the future be granted under the 2005 Plan.

The table below identifies each Selling Stockholder and his relationship to us. The table also sets forth, as of November 9, 2006, for each Selling Stockholder: (i) the number of shares of common stock beneficially owned prior to this offering, (ii) the number of shares of common stock that may be reoffered and resold through this Prospectus, and (iii) the number of shares of common stock and the percentage of the class represented by such shares to be owned by each such Selling Stockholder, assuming the sale of all of the registered shares. There is no assurance that any of the Selling Stockholders will sell any or all of their shares of common stock. Except as otherwise noted, all shares of common stock are beneficially owned and the sole investment and voting power is held by the person named, and such person’s address is c/o Answers Corporation, Jerusalem Technology Park, The Tower, Jerusalem, Israel, 91481.

	Beneficial Ownership Prior to	Shares That May be Reoffered and	Beneficial Ownership After this Offering
Selling Stockholder	this Offering(1)	Resold Hereby(2)	Number of Shares(3)	Percent of Class(4)
Robert S. Rosenschein(5)	482,433	80,000	482,433	6.06%
Steven Steinberg(6)	52,528	55,000	52,528	*
Jeff Schneiderman(7)	47,538	65,000	47,538	*
Jeffrey S. Cutler(8)	87,500	20,000	87,500	1.11%
Bruce D. Smith (9)	31,562	30,000	31,562	*
Mark A. Tebbe(10)	54,382	7,175	54,382	*
Edward G. Sim(11)	24,960	7,175	24,960	*
Yehuda Sternlicht(12)	20,478	7,175	20,478	*
Jerry Colonna(13)	20,478	7,175	20,478	*
Lawrence S. Kramer(14)	13,901	7,175	13,901	*
Mark B. Segall(15)	16,891	7,175	16,891	*

* Represents less than 1%.

(1)
Consists of (i) all shares of Answers’ common stock owned by the Selling Stockholder and (ii) all shares of common stock which the Selling Stockholder has the right to acquire through the exercise of options, including those granted under the Plan, warrants or other rights to purchase shares of common stock, exercisable within 60 days after November 9, 2006.

(2)
Consists of all shares of Answers’ common stock which the Selling Stockholder has the right to acquire through the exercise of options granted under the Plan, whether or not such right has yet become exercisable or will become exercisable within 60 days after November 9, 2006.

(3)
Consists of (i) shares of Answers’ common stock owned by the Selling Stockholder and (ii) shares of common stock which the Selling Stockholder has the right to acquire through the exercise of options, other than those granted under the Plan, warrants or other rights to purchase shares of common stock, exercisable within 60 days after November 9, 2006.

(4)	Percentage calculated on the basis of 7,784,946 shares of common stock outstanding on November 9, 2006.

(5)
Robert S. Rosenschein has been Chairman of the Board and President of Answers since he founded Answers in December 1998. From December 1998 to April 2000 and since May 2001, Mr. Rosenschein has served as Answers’ Chief Executive Officer. From May 2000 to April 2001, Mr. Rosenschein served as Answers’ Chairman.

(6)	Steven Steinberg joined Answers in December 2002 as Vice President of Finance and became Answers’ Chief Financial Officer and Secretary in January 2004.

(7)	Jeff Schneiderman has been Answers’ Chief Technical Officer since March 2003. From January 1999 until February 2003, Mr. Schneiderman was Answers’ Vice President of Research and Development.

(8)	Jeffrey S. Cutler has been Answers’ Chief Revenue Officer since March 15, 2005.

(9)	Bruce D. Smith has been Answers’ Vice President of Strategic Development since July 2005.

(10)	Mark A. Tebbe has served as a director of Answers since December 1998. He currently serves as a member of Answers’ Audit Committee and Compensation Committee.

(11)	Edward G. Sim has served as a director of Answers since August 1999. He currently serves as a member of Answers’ Audit Committee, and Chairman of the Compensation Committee.

(12)	Yehuda Sternlicht has served as a director of Answers since June 2004. He currently serves as the Chairman of Answers’ Audit Committee and a member of Answers' Finance Committee.

(13)
Jerry Colonna has served as a director of Answers since June 2004. He currently serves as the Chairman of the Nominations / Corporate Governance Committee and a member of Answers’ Compensation Committee.

(14)	Lawrence S. Kramer has served as a director of Answers since May 2005. He currently serves as a member of the Nominations / Corporate Governance Committee and the Finance Committee.

(15)	Mark B. Segall has served as a director of Answers since December 2004. He currently serves as the Chairman of the Finance Committee and a member of the Nominations / Corporate Governance Committee

PLAN OF DISTRIBUTION

The shares being offered by the selling stockholders will be sold from time to time in one or more transactions (which may involve block transactions) that may take place in The Nasdaq Global Market, including ordinary brokers’ transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders. The shares may also be sold pursuant to Rule 144 under the Securities Act. The selling stockholders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling stockholders may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price.

The selling stockholders and intermediaries through whom such securities are sold may be deemed “underwriters” within the meaning of the Securities Act, with respect to the securities offered hereby, and any profits realized or commissions received may be deemed underwriting compensation. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.

The selling stockholders, alternatively, may sell all or any part of the shares offered by this Prospectus through an underwriter. To our knowledge, no selling stockholder has entered into an agreement with a prospective underwriter. If any selling stockholder notifies us that it has entered into an agreement or agreements with a broker-dealer or underwriter for the resale of the common stock, the relevant details will be set forth in a supplement or revision to this Prospectus.

The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by the selling stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

LEGAL MATTERS

The validity of the common stock will be passed upon by our counsel, Sichenzia Ross Friedman Ference LLP, New York, New York.

EXPERTS

The consolidated financial statements of Answers Corporation (formerly GuruNet Corporation) as of December 31, 2005 and 2004, and for each of the years in the two-year period ended December 31, 2005, have been incorporated by reference herein and in the registration statement in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION AVAILABLE TO YOU

This Prospectus is part of a Registration Statement on Form S-8 that we filed with the SEC. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules of the SEC. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the Registration Statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 100 F Street N.E. Washington, D.C. 20549, You can obtain copies from the public reference room of the SEC at 100 F Street N.E. Washington, D.C. 20549, upon payment of certain fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's World Wide Web site at http://www.sec.gov. No dealer, salesperson or other person is authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us. This Prospectus does not constitute an offer to buy any security other than the securities offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy any securities by any person in any jurisdiction where such offer or solicitation is not authorized or is unlawful. Neither delivery of this Prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of our company since the date hereof.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to 'incorporate by reference' the information into this Prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information that we incorporate by reference is considered to be part of this Prospectus. Because we are incorporating by reference our future filings with the SEC, this Prospectus is continually updated and those future filings may modify or supersede some or all of the information included or incorporated in this Prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this Prospectus or in any document previously incorporated by reference have been modified or superseded. This Prospectus incorporates by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of our common stock registered under this Prospectus.

Answers Corporation (File No. 001-32325)

•	our annual report on Form 10-KSB for the fiscal year ended December 31, 2005 filed with the SEC on March 20, 2006;

•	our annual report on Form 10-KSB/A for the fiscal year ended December 31, 2005 filed with the SEC on April 13, 2006;

•	our annual report on Amendment No.2 to Form 10-KSB for the fiscal year ended December 31, 2005 filed with the SEC on May 19, 2006;

•	our annual report on Amendment No.3 to Form 10-KSB for the fiscal year ended December 31, 2005 filed with the SEC on June 7, 2006;

•	our quarterly report on Form 10-QSB for the quarter ended March 31, 2006 filed with the SEC on May 12, 2006;

•	our quarterly report on Form 10-QSB for the quarter ended June 30, 2006 filed with the SEC on August 10, 2006;

•	our quarterly report on Form 10-QSB for the quarter ended September 30, 2006 filed with the SEC on November 13, 2006;

•	our current reports on Form 8-K filed with the SEC on February 16, 2006, May 8, 2006, May 9, 2006, July 31, 2006, September 19, 2006, September 26, 2006, November 7, 2006 and November 9, 2006; and

•	the description of our common stock contained in Item 1 of our Registration Statement on Form 8-A, filed with the SEC on August 1, 2005.

The information about us contained in this Prospectus should be read together with the information in the documents incorporated by reference. You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at Jerusalem Technology Park, The Tower, Jerusalem 91481 Israel, +972-2-649-5000 or at 237 West 35 th Street, Suite 1101, New York, NY 10001, 646-502-4777.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Certificate of Incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law, a director of the company shall not be personally liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, and (iii) for any transaction from which the director derives an improper personal benefit.

The effect of the provision of our Certificate of Incorporation is to eliminate the rights of the company and its stockholders (through stockholders' derivative suits on behalf of the company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iii) above. This provision does not limit or eliminate the rights of the company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our Certificate of Incorporation provides that the company shall indemnify to the fullest extent permitted by law its directors, officers and employees and any other persons to which Delaware law permits a corporation to provide indemnification against losses incurred by any such person by reason of the fact that such person was acting in such capacity.

We have an insurance policy that insures our directors and officers, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers.

Answers Corporation

  293,050 SHARES OF COMMON STOCK

PROSPECTUS

November 13, 2006

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The Registrant hereby incorporates by reference into this Registration Statement the documents listed below. In addition, all documents subsequently filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents:

Answers Corporation (File No. 001-32325)

•	our annual report on Form 10-KSB for the fiscal year ended December 31, 2005 filed with the SEC on March 20, 2006;

•	our annual report on Form 10-KSB/A for the fiscal year ended December 31, 2005 filed with the SEC on April 13, 2006;

•	our annual report on Amendment No.2 to Form 10-KSB for the fiscal year ended December 31, 2005 filed with the SEC on May 19, 2006;

•	our annual report on Amendment No.3 to Form 10-KSB for the fiscal year ended December 31, 2005 filed with the SEC on June 7, 2006;

•	our quarterly report on Form 10-QSB for the quarter ended March 31, 2006 filed with the SEC on May 12, 2006;

•	our quarterly report on Form 10-QSB for the quarter ended June 30, 2006 filed with the SEC on August 10, 2006;

•	our quarterly report on Form 10-QSB for the quarter ended September 30, 2006 filed with the SEC on November 13, 2006;

•	our current reports on Form 8-K filed with the SEC on February 16, 2006, May 8, 2006, May 9, 2006, July 31, 2006, September 19, 2006, September 26, 2006, November 7, 2006 and November 9, 2006; and

•	the description of our common stock contained in Item 1 of our Registration Statement on Form 8-A, filed with the SEC on August 1, 2005.

Item 4. Description of Securities.

Not Applicable.

Item 5. Interests of Named Experts and Counsel.

No expert or counsel named in this Registration Statement as having prepared or certified any part of this Registration Statement or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the Registrant, nor was any such person connected with the Registrant as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

Item 6. Indemnification of Directors and Officers.

Answers Corporation’s Certificate of Incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law, a director of the company shall not be personally liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, and (iii) for any transaction from which the director derives an improper personal benefit.

The effect of the provision of Answers’ Certificate of Incorporation is to eliminate the rights of the company and its stockholders (through stockholders' derivative suits on behalf of the company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iii) above. This provision does not limit or eliminate the rights of the company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, Answers’ Certificate of Incorporation provides that the company shall indemnify to the fullest extent permitted by law its directors, officers and employees and any other persons to which Delaware law permits a corporation to provide indemnification against losses incurred by any such person by reason of the fact that such person was acting in such capacity.

Answer has an insurance policy that insures its directors and officers, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers.

Item 7. Exemption from Registration Claimed.

Not Applicable.

Item 8. Exhibits.

EXHIBIT NUMBER	EXHIBIT
4.1	Answers Corporation 2005 Incentive Compensation Plan (1)

5.1	Opinion of Sichenzia Ross Friedman Ference LLP.

23.1	Consent of Sichenzia Ross Friedman Ference LLP is contained in Exhibit 5.1.

23.2	Consent of KPMG Somekh Chaikin, an Independent Registered Public Accounting Firm

24.1	Power of Attorney (included on signature page).

(1) Previously filed as Annex B to the Registrant’s Definitive Proxy Statement filed May 31, 2005, and incorporated herein by reference.

Item 9. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however , that paragraphs (1)(i), and (1)(ii) do not apply if the Registration Statement is on Form S-8 and if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized, in Jerusalem, Israel, on November 13, 2006.

ANSWERS CORPORATION

By:	/s/ Robert S. Rosenschein
Robert S. Rosenschein
Chief Executive Officer, President and Chairman of the Board

By:	/s/ Steven Steinberg
Steven Steinberg Chief Financial Officer
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert S. Rosenschein and Steven Steinberg, and each of them his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

SIGNATURE	TITLE	DATE

/s/ Robert S. Rosenschein
Robert S. Rosenschein	Chief Executive Officer, President and Chairman of the Board	November 13, 2006

/s/ Steven Steinberg
Steven Steinberg	Chief Financial Officer and Secretary	November 13, 2006

/s/ Jerry Colonna
Jerry Colonna	Director	November 13, 2006

/s/ Lawrence S. Kramer
Lawrence S. Kramer	Director	November 13, 2006

/s/ Mark B. Segall
Mark B. Segall	Director	November 13, 2006

/s/ Edward G. Sim
Edward G. Sim	Director	November 13, 2006

/s/ Yehuda Sternlicht
Yehuda Sternlicht	Director	November 13, 2006

/s/ Mark A. Tebbe
Mark A. Tebbe	Director	November 13, 2006